Charles L. Hall Vice President and Controller	Millennium Chemicals Inc. Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, Delaware 19807
Phone: 713.309.3887 Fax: 713.309.7136

January 31, 2006

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Attention: Mr. James Allegretto

Re:	Millennium Chemicals Inc. (File No. 1-12091) Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the fiscal quarter ended September 30, 2005

Dear Mr. Allegretto:

We are responding to a comment letter, dated January 13, 2006, received from the staff of the Division of Corporation Finance regarding the Form 10-K for the fiscal year ended December 31, 2004 and the Form 10-Q for the fiscal quarter ended September 30, 2005 of Millennium Chemicals Inc. (“Millennium”). For your convenience, our response is prefaced by the exact text of the staff’s comment in bold text.

Form 10-K for the fiscal year ended December 31, 2004

Item 9A. Controls and Procedures, page 94

1.	We note your disclosure that “[o]ther than the procedures described above that were implemented by the current management team of Millennium to remediate the First Material Weakness and the Second Material Weakness, there were no changes in Millennium’s internal control over financial reporting during the most recent fiscal quarter…” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response: Millennium acknowledges the Staff’s comment. As discussed with Ms. Kathleen Kerrigan on January 19, 2006 and January 27, 2006, if, in the future, there are changes in Millennium’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Millennium’s internal control over financial reporting, Millennium will more explicitly state that there were changes in Millennium’s internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, Millennium’s internal control over financial reporting.

Further, as requested in your comment letter, Millennium acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 713/309-3887, or Michelle Miller at 713/309-4935 with any questions or comments regarding this response.

Sincerely,

/s/ Charles L. Hall
Charles L. Hall
Vice President and Controller

cc:	Mr. Kevin DeNicola
Mrs. Michelle Miller
Mr. John Brittain, PricewaterhouseCoopers

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